EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Fourth Quarter 2021 Financial Results

SINGAPORE, March 18, 2022 (GLOBE NEWSWIRE) -- UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the fourth quarter ended December 31, 2021.

“The company delivered satisfactory results for the fourth quarter and year ended 2021,” stated Mr. Wu Tianhua, CEO and Director of UP Fintech. “Total revenue was US$62.2 million for the fourth quarter and US$264.5 million for the whole year, an increase of 31.7% and 91.0% year over year. In the fourth quarter we added 61,400 funded accounts, and for the year 2021, 414,700 funded accounts, exceeding our yearly target of 350,000. The total number of funded accounts at the end of 2021 reached 673,400. Of the newly funded accounts in the fourth quarter, over 90% came from outside China, and of the 673,400 total funded accounts at our company, over half are from Singapore or other international markets. Given we only started to operate in Singapore two years ago, the rapid growth of our Singapore client base demonstrates our execution capability and the growing appeal of our platform across multiple countries and regions. Total client assets on our platform increased by 7% year over year to US$17.1 billion due to healthy net asset inflows in the quarter in excess of US$2.0 billion, but declined 17% from the third quarter of 2021 due to mark to market losses on clients’ holdings of Hong Kong listed equities and U.S. ADR companies.”

“Our integration of Tiger Brokers (HK) Global Limited (formerly known as Ocean Joy Securities Limited) is underway, however due to the unfortunate outbreak of the pandemic in Hong Kong, our progress has been slower than expected. Moving on, I am pleased to announce that last month we officially entered Australia. We view Australia as a vast market that is underserved by traditional financial services institutions and we are confident that our innovative mobile trading platform will be well received by local clients. While we face many respectable competitors in the local market, we believe our comprehensive product offering sets us apart; presently our APP in Australia facilitates clients to trade stocks in Australia, The U.S., and Hong Kong, and we are one of only a select few firms to offer U.S. options trading. Our platform’s wide variety of securities trading capabilities coupled with our innovative interface and low commissions positions us well to deliver value to clients in Australia and we do look forward to serving them.”

“Our corporate businesses continue to perform well. We participated in 22 IPOs in Hong Kong and the U.S. during the fourth quarter. We also added 51 new ESOP clients this quarter and serve 313 ESOP clients in total as of December 31, 2021. We remain committed to developing our platform’s wealth management capabilities and continued to add new funds to our Fund Mall from a diverse range of acclaimed asset management companies, enabling clients to allocate their capital globally across multiple strategies. Going forward we will continue to focus on executing on our international expansion strategy as well as enhancing the functionality of our innovative fintech platform. ”

Financial Highlights for Fourth Quarter 2021

  Total revenues increased 31.7% year-over-year to US$62.2 million.
  Total net revenues increased 36.1% year-over-year to US$58.4 million.
  Net loss attributable to UP Fintech was US$5.4 million compared to a net income of US$8.5 million in the same quarter of last year.
  Non-GAAP net income attributable to UP Fintech was US$0.1 million, compared to a non-GAAP net income of US$10.3 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Financial Highlights for Fiscal Year 2021

  Total revenues were US$264.5 million, a 91.0% increase from 2020.
  Total net revenues were US$246.1 million, a 91.7% increase from 2020.
  Net income attributable to UP Fintech decreased to US$14.7 million from US$16.1 million in 2020.
  Non-GAAP net income attributable to UP Fintech increased to US$24.5 million from US$22.3 million in 2020.

Operating Highlights as of Year End 2021

  Total account balance increased 7.1% year-over-year to US$17.1 billion.
  Total margin financing and securities lending balance decreased 11.3% year-over-year to US$1.8 billion.
  Total number of customers with deposits increased 160.3% year-over-year to 673,400.

Selected Operating Data for Fourth Quarter 2021

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2020	2021	2021
In 000's
Number of customer accounts	1,104.1	1,766.8	1,845.9
Number of customers with deposits	258.7	612.0	673.4
In USD millions
Trading volume	65,449.4	92,574.1	85,896.3
Total account balance	15,956.9	20,551.9	17,082.5

Fourth Quarter 2021 Financial Results

REVENUES

Total revenues were US$62.2 million, up 31.7% from US$47.2 million in same quarter of last year.

Commissions were US$29.9 million, up 18.3% from US$25.2 million in same quarter of last year, driven by an increase in our user base and trading volume.

Financing service fees were US$2.3 million, up 44.5% from US$1.6 million in the same quarter of last year, primarily due to an increase in margin financing and securities lending activities.

Interest income was US$20.3 million, up 73.5% from US$11.7 million in the same period of last year. This was also due to an increase in our user base and margin financing and securities lending activities.

Other revenues were US$9.8 million, slightly up 12.0% from US$8.7 million in the same quarter of last year.

Interest expense was US$3.8 million, a decrease of 11.8% from US$4.3 million in the same quarter of last year, primarily due to interest expense savings from self-clearing.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$64.9 million, an increase of 78.9% from US$36.3 million in the same quarter of last year.

Execution and clearing expenses were US$6.9 million, an increase of 64.9% from US$4.2 million in the same quarter of last year, due to an increase in the user base overseas and higher trading volume.

Employee compensation and benefits expenses were US$28.4 million, an increase of 82.4% from US$15.5 million in the same quarter of last year, primarily due to a headcount increase to accompany rapid overseas growth.

Occupancy, depreciation and amortization expenses were US$1.8 million, an increase of 41.4% from US$1.3 million in the same quarter last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$7.7 million, an increase of 97.5% from US$3.9 million in the same quarter last year, due to rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$11.6 million, an increase of 77.3% from US$6.5 million in the same quarter last year. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy.

General and administrative expenses were US$8.5 million, an increase of 76.2% from US$4.8 million in the same quarter last year, primarily due to increased professional services expenses and general expenses resulting from business expansion.

NET LOSS/INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech was US$5.4 million, as compared to a net income of US$8.5 million in the same quarter of last year. Net loss per ADS – diluted was US$0.036, as compared to a net income per ADS – diluted of US$0.059 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation, impairment loss from equity investments and fair value change from convertible bonds, was US$0.1 million, as compared to a US$10.3 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.000 as compared to a non-GAAP net income per ADS – diluted of US$0.071 in the same quarter of last year.

For the fourth quarter of 2021, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 161,049,884. As of December 31, 2021, the Company had a total of 2,282,098,861 Class A and B ordinary shares outstanding, or the equivalent of 152,139,924 ADSs.

Full Year 2021 Financial Results

REVENUES

Total revenues were US$264.5 million, representing an increase of 91.0% from US$138.5 million in 2020.

Commissions were US$147.2 million, a 89.6% increase from US$77.6 million in 2020, driven by an increase in our user base and trading volume.

Financing service fees were US$9.3 million, up 40.9% from US$6.6 million in 2020, primarily due to an increase in margin financing and securities lending activities.

Interest income was US$70.3 million, up 121.5% from US$31.8 million in 2020. This was primarily due to an increase in margin financing and securities lending activities.

Other revenues were US$37.7 million, an increase of 67.2% from US$22.5 million in 2020. The increase was primarily due to higher revenue from currency exchange services and promotional and advertisement services.

Interest expense was US$18.4 million, an increase of 81.9% from US$10.1 million in 2020 due to an increase in our user base, margin financing and securities lending activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$228.5 million, an increase of 112.9% from US$107.4 million in 2020.

Execution and clearing expenses were US$31.1 million, an increase of 146.3% from US$12.6 million in 2020, due to an increase in the user base overseas and higher trading volume.

Employee compensation and benefits expenses were US$87.2 million, an increase of 74.2% from US$50 million in 2020, primarily due to a global headcount increase compared to 2020.

Occupancy, depreciation and amortization expenses were US$6.1 million, an increase of 29.5% from US$4.7 million in 2020, due to an increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$22.1 million, an increase of 114.3% from US$10.3 million in 2020. This increase was due to rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$59.3 million, an increase of 273.4% from US$15.9 million in 2020. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy.

General and administrative expenses were US$22.7 million, an increase of 65.1% from US$13.7 million in 2020, primarily due to increased professional services expenses and general expenses resulting from business expansion.

NET INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net income attributable to UP Fintech was US$14.7 million, as compared to US$16.1 million in 2020. Net income per ADS – diluted was US$0.094, as compared to US$0.111 in 2020.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation, impairment loss from equity investments and fair value change from convertible bonds, was US$24.5 million, as compared to US$22.3 million in 2020. Non-GAAP net income per ADS – diluted was US$0.157, as compared to US$0.154 in 2020.

CERTAIN OTHER FINANCIAL ITEMS

As of December 31, 2021, the Company's cash and cash equivalents and term deposits were US$272.1 million, compared to US$98.4 million as of December 31, 2020. This increase was due to company financing activities including the follow-on public offering and issuance of convertible bonds in 2021.

As of December 31, 2021, the allowance balance for doubtful accounts from customers was US$0.5 million compared to US$0.1 million as of December 31, 2020, which was also due to an increase in our user base and market volatility.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 18, 2022, U.S. Eastern Time (8:00 PM on March 18, 2022 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:
Participants may register for the conference call by navigating to: http://apac.directeventreg.com/registration/event/2848386

Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and registrant id. The conference ID: is 2848386

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through March 25, 2022. Dial-in numbers for the replay are as follows:

International: +61 2 90034211
Passcode: 2848386

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation, impairment loss from equity investments and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact
UP Fintech Holding Limited
Email: ir@itiger.com

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of December 31,
	2020	2021
	US$	US$
Assets:
Cash and cash equivalents	79,652,897	269,057,708
Cash-segregated for regulatory purpose	867,946,754	1,431,827,247
Term deposits	18,698,143	3,044,461
Receivables from customers (net of allowance of US$91,788 and US$518,741 as of December 31, 2020 and December 31, 2021)	372,215,645	664,657,453
Receivables from brokers, dealers, and clearing organizations:
Related parties	764,318,932	804,639,024
Others	32,547,428	75,143,153
Financial instruments held, at fair value	562,536	3,902,987
Prepaid expenses and other current assets	11,214,430	16,051,623
Amounts due from related parties	5,065,222	2,947,871
Total current assets	2,152,221,987	3,271,271,527
Non-current assets:
Right-of-use assets	7,280,763	6,613,520
Property, equipment and intangible assets, net	9,693,034	14,031,652
Goodwill	2,421,403	2,492,668
Long-term investments	6,480,951	9,777,844
Other non-current assets	4,299,246	4,973,085
Deferred tax assets	9,919,967	12,258,360
Total non-current assets	40,095,364	50,147,129
Total assets	2,192,317,351	3,321,418,656
Current liabilities:
Payables to customers	1,696,164,267	2,509,492,814
Payables to brokers, dealers and clearing organizations:
Related parties	218,574,120	170,338,199
Others	5,135,941	499,978
Accrued expenses and other current liabilities	27,138,201	33,746,177
Deferred income-current	844,558	1,213,647
Lease liabilities-current	3,514,592	2,610,041
Amounts due to related parties	—	2,039,287
Total current liabilities	1,951,371,679	2,719,940,143
Convertible bonds
Related parties	—	25,330,766
Others	—	123,510,910
Deferred income-non-current	1,565,843	1,382,091
Lease liabilities- non-current	3,692,701	3,092,913
Deferred tax liabilities	—	1,535,965
Total liabilities	1,956,630,223	2,874,792,788
Shareholders’ equity:
Class A ordinary shares	17,944	20,599
Class B ordinary shares	3,376	2,221
Additional paid-in capital	291,827,379	484,335,291
Statutory reserve	2,663,551	3,562,888
Accumulated deficit	(59,579,495)	(45,788,131)
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	2,927,192	6,665,819
Total shareholders’ equity	235,687,128	446,625,868
Total liabilities and shareholders’ equity	2,192,317,351	3,321,418,656

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the year ended
	December 31,	September, 30	December 31,	December 31,	December 31,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	25,237,560	33,501,349	29,859,784	77,628,521	147,198,648
Interest related income
Financing service fees	1,579,264	2,512,715	2,281,978	6,576,622	9,268,819
Interest income	11,682,806	17,589,507	20,267,624	31,754,541	70,335,156
Other revenues	8,736,450	7,178,179	9,785,272	22,537,006	37,685,539
Total revenues	47,236,080	60,781,750	62,194,658	138,496,690	264,488,162
Interest expense(a)	(4,341,848)	(4,178,132)	(3,831,380)	(10,102,290)	(18,378,823)
Total Net Revenues	42,894,232	56,603,618	58,363,278	128,394,400	246,109,339
Operating costs and expenses:
Execution and clearing(a)	(4,165,559)	(9,508,860)	(6,868,211)	(12,645,113)	(31,143,578)
Employee compensation and benefits	(15,549,026)	(21,761,671)	(28,366,044)	(50,039,073)	(87,160,214)
Occupancy, depreciation and amortization	(1,273,780)	(1,655,672)	(1,800,886)	(4,735,881)	(6,134,991)
Communication and market data(a)	(3,916,530)	(5,313,059)	(7,733,877)	(10,320,505)	(22,121,263)
Marketing and branding(a)	(6,538,162)	(11,157,923)	(11,594,222)	(15,871,777)	(59,264,634)
General and administrative(a)	(4,838,561)	(5,028,235)	(8,527,769)	(13,748,818)	(22,705,839)
Total operating costs and expenses	(36,281,618)	(54,425,420)	(64,891,009)	(107,361,167)	(228,530,519)
Other income/(expense):
Fair value change from convertible bonds	—	17,957,848	—	—	4,194,848
Others, net	377,953	(1,025,081)	195,214	996,559	(2,719,196)
Income/(loss) before income tax	6,990,567	19,110,965	(6,332,517)	22,029,792	19,054,472
Income tax benefits/(expenses)	2,434,661	1,409,438	953,401	(2,850,547)	(4,363,771)
Net income/(loss)	9,425,228	20,520,403	(5,379,116)	19,179,245	14,690,701
Less:
Net income attributable to redeemable non-controlling interests	930,589	—	—	3,114,452	—
Net income/(loss) attributable to UP Fintech Holding Limited	8,494,639	20,520,403	(5,379,116)	16,064,793	14,690,701
Other comprehensive income/(loss), net of tax:
Unrealized gain on available-for-sale investments	41,149	1,899,605	—	41,149	1,899,605
Changes in cumulative foreign currency translation adjustment	2,106,619	(71,893)	1,519,564	3,752,464	1,839,022
Total Comprehensive income/(loss)	11,572,996	22,348,115	(3,859,552)	22,972,858	18,429,328
Net income/(loss) per ordinary share:
Basic	0.004	0.009	(0.002)	0.008	0.007
Diluted	0.004	0.008	(0.002)	0.007	0.006
Net income/(loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.060	0.136	(0.036)	0.114	0.100
Diluted	0.059	0.127	(0.036)	0.111	0.094
Weighted average number of ordinary shares used in calculating net income/(loss) per ordinary share:
Basic	2,120,016,218	2,258,279,768	2,266,866,528	2,117,904,025	2,205,186,257
Diluted	2,167,541,257	2,422,413,973	2,266,866,528	2,162,232,325	2,335,717,204

(a)   Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Revenues:
Commissions	8,697,868	6,322,356	4,865,912	35,559,807	30,446,244
Interest related income
Financing service fees	1,579,264	2,512,715	2,281,978	6,576,622	9,268,819
Interest income	10,392,469	7,270,245	6,696,241	21,966,305	31,776,764
Other revenues	2,539,915	2,984,078	2,847,951	8,014,524	15,556,298
Interest expense	(4,186,896)	(3,248,061)	(2,509,415)	(9,316,150)	(13,587,744)
Execution and clearing	(2,643,392)	(4,154,526)	(3,348,491)	(7,150,700)	(17,510,426)
Communication and market data	—	(25,000)	(25,000)	—	(94,333)
Marketing and branding	(14,384)	—	—	(397,590)	—
General and administrative	—	—	—	(700,000)	—

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2020				For the three months ended September 30, 2021				For the three months ended December 31, 2021
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		1,616,918	(1)			2,695,006	(1)			5,455,318	(1)
		150,978	(2)			—	(2)			—	(2)
		—	(3)			(17,957,848)	(3)			—	(3)
Net income/(loss) attributable to UP Fintech Holding Limited	8,494,639	1,767,896		10,262,535	20,520,403	(15,262,842)		5,257,561	(5,379,116)	5,455,318		76,202

Net income/(loss) per ADS - diluted	0.059			0.071	0.127			0.033	(0.036)			0.000
Weighted average number of ADSs used in calculating diluted net income/(loss) per ADS	144,502,750			144,502,750	161,494,265			161,494,265	151,124,435			161,049,884

(1)   Share-based compensation.
(2)   Impairment loss from equity investments
(3)   Fair value change from convertible bonds

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the year ended December 31, 2020				For the year ended December 31, 2021
		non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		6,054,612	(1)			13,370,377	(1)
		150,978	(2)			600,000	(2)
		—	(3)			(4,194,848)	(3)
Net income/(loss) attributable to UP Fintech Holding Limited	16,064,793	6,205,590		22,270,383	14,690,701	9,775,529		24,466,230

Net income/(loss) per ADS - diluted	0.111			0.154	0.094			0.157
Weighted average number of ADSs used in calculating diluted net income/(loss) per ADS	144,148,822			144,148,822		155,714,480		155,714,480

(1)   Share-based compensation.
(2)   Impairment loss from equity investments
(3)   Fair value change from convertible bonds